UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June 2004

                                  CELANESE AG
            (Exact name of Registrant as Specified in its Charter)

                             CELANESE CORPORATION
                (Translation of Registrant's name into English)

                            Frankfurter Strasse 111
                          61476 Kronberg/Ts., Germany
                   (Address of Principal Executive Offices)

             Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F       X           Form 40-F ______
                                    ---------


              Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes _______                  No     X
                                                          ---------

              If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.



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                                    CELANESE AG


           On June 25, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued the Invitation to the Extraordinary General Meeting of Celanese AG, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.


















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



                                         EXHIBITS

Exhibit No.                       Exhibit
-----------                       -------

99.1                              Invitation to the Extraordinary
                                  General Meeting of Celanese AG






























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


                                   SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CELANESE AG
                                  (Registrant)

                                  By:    /s/ P. W. Premdas
                                         ------------------------------
                                  Name:  Perry W. Premdas
                                  Title: Member of the Management Board
                                         (Chief Financial Officer)




Date: June 25, 2004











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


                               EXHIBIT INDEX


Exhibit No                          Exhibit
----------                          -------

99.1                                Invitation to the Extraordinary
                                    General Meeting of Celanese AG